   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2002



                                             1933 ACT REGISTRATION NO. 333-76864

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM N-14
                             REGISTRATION STATEMENT
                      UNDER THE SECURITIES ACT OF 1933 [X]


               Pre-Effective Amendment No. 1                  [X]

              Post-Effective Amendment No.                    [ ]

                             ---------------------

                        VAN KAMPEN LIFE INVESTMENT TRUST
 (Exact Name of Registrant as Specified in Agreement and Declaration of Trust)

      1 PARKVIEW PLAZA, PO BOX 5555, OAKBROOK TERRACE, ILLINOIS 60181-5555
                    (Address of Principal Executive Offices)

                        TELEPHONE NUMBER: (630) 684-6000

                             ---------------------

             SARA L. BADLER, ESQ.                                COPIES TO:
     EXECUTIVE DIRECTOR, GENERAL COUNSEL                   WAYNE W. WHALEN, ESQ.
           AND ASSISTANT SECRETARY                          THOMAS A. HALE, ESQ.
         VAN KAMPEN INVESTMENTS INC.                SKADDEN, ARPS, SLATE, MEAGHER & FLOM
       1 PARKVIEW PLAZA, P.O. BOX 5555,                          (ILLINOIS)
    OAKBROOK TERRACE, ILLINOIS 60181-5555                  333 WEST WACKER DRIVE
   (Name and Address of Agent for Service)                CHICAGO, ILLINOIS 60606

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


     TITLE OF SECURITIES BEING REGISTERED: COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE. THE REGISTRANT HAS REGISTERED AN INDEFINITE NUMBER OF ITS COMMON SHARES OF BENEFICIAL INTEREST BASED ON SECTION 24(f) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND IS IN A CONTINUOUS OFFERING OF SUCH SHARES UNDER AN EFFECTIVE REGISTRATION STATEMENT (FILE NOS. 33-00628 AND 811-4424). NO FILING FEE IS DUE HEREWITH BECAUSE OF RELIANCE ON SECTION 24(f) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

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--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement is organized as follows:


        -- Part A is incorporated herein by reference to Registrant's
          Registration Statement on Form N-14, File Number 333-76864, filed January 16, 2002



        -- Part B is incorporated herein by reference to Registrant's
          Registration Statement on Form N-14, File Number 333-76864, filed January 16, 2002



        -- Part C Information

                           PART C: OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

     Pursuant to Del. Code Ann. Title 12 Section 3817, a Delaware business trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever.

     Reference is made to Article 8, Section 8.4 of the Registrant's Agreement and Declaration of Trust. Article 8, Section 8.4 of the Agreement and Declaration of Trust provides that each officer and trustee of the Registrant shall be indemnified by the Registrant against all liabilities incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which the officer or trustee may be or may have been involved by reason of being or having been an officer or trustee, except that such indemnity shall not protect any such person against a liability to the Registrant or any shareholder thereof to which such person would otherwise be subject by reason of (i) not acting in good faith in the reasonable belief that such person's actions were in the best interests of the Trust, (ii) having acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (iii) for a criminal proceeding, having reasonable cause to believe his or her conduct was unlawful ((i), (ii) and (iii), collectively, as "Disabling Conduct"). Absent a court determination on the merits that an officer or trustee seeking indemnification was not liable by reason of Disabling Conduct or a dismissal of actions for insufficiency of evidence, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent trustees, after review of the facts, that such officer or trustee is not liable by reason of Disabling Conduct.

     The Registrant has purchase insurance on behalf of its officers and trustees protecting such persons from liability arising from their activities as officers or trustees of the Registrant. The insurance does not protect or purport to protect such persons from liability to the Registrant or to its shareholders to which such officers or trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

     Conditional advancing of indemnification monies may be made if the trustee or officer undertakes to repay the advance unless it is ultimately that he or she is entitled to the indemnification and only if the following conditions are met: (1) the trustee or officer provides security for the undertaking; (2) the Registrant is insured against losses arising from lawful advances; or (3) a majority of a quorum of the Registrant's disinterested, non-party trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that a recipient of the advance ultimately will be found entitled to indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS


 (1) (a)      --   First Amended and Restated Agreement and Declaration of
                   Trust(1)
     (b)      --   Certificate of Amendment(1)
     (c)      --   Second Certificate of Amendment(6)
     (d)      --   First Amended and Restated Certificate of Designation of
                   Strategic Stock Portfolio(8)
     (e)      --   Second Amended and Restated Certificate of Designation of
                   Growth and Income Portfolio(8)
 (2)          --   Amended and Restated Bylaws(1)
 (3)          --   Not Applicable
 (4)          --   Agreement and Plan of Reorganization (included as Appendix A to the Reorganization SAI)
 (5)          --   Not Applicable
 (6)          --   Investment Advisory Agreement(4)
 (7) (a)      --   Form of Distribution and Service Agreement for each
                   Portfolio(9)
     (b)      --   Form of Participation Agreement(8)
 (8) (a)      --   Form of Trustee Deferred Compensation Plan(7)
     (b)      --   Form of Trustee Retirement Plan(7)
 (9) (a)      --   Custodian Contract(3)
     (b)      --   Transfer Agency and Service Agreement(5)
(10) (a)      --   Plan of Distribution Pursuant to Rule 12b-1(9)
     (b)      --   Service Plan(9)
     (c)      --   Multiclass Plan(9)
(11) (a)      --   Opinion and consent of Skadden, Arps, Slate, Meagher & Flom
                   (Illinois) for Strategic Stock Portfolio(3)
     (b)      --   Opinion and consent of Skadden, Arps, Slate, Meagher & Flom
                   (Illinois) for Growth and Income Portfolio(2)
     (c)      --   Consent of Skadden, Arps, Slate, Meagher & Flom
                   (Illinois)(10)
(12)          --   Tax Opinion of Skadden, Arps, Slate, Meagher & Flom
                   (Illinois)(11)
(13) (a)      --   Data Access Services Agreement(2)
     (b)      --   Fund Accounting Agreement, as amended(9)
     (c)      --   Legal Services Agreement, as amended(9)
(14) (a)      --   Consent of Ernst & Young LLP(11)
     (b)      --   Consent of PricewaterhouseCoopers LLP for:
         (1)  --   Growth and Income Portfolio(11)
         (2)  --   Strategic Stock Portfolio(11)
(15)          --   Not Applicable
(16)          --   Power of Attorney(11)
(17) (a)      --   Form of proxy card for Van Kampen Life Investment Trust
                   Strategic Stock Portfolio(11)
     (b)      --   Prospectus of Van Kampen Life Investment Trust Strategic
                   Stock Portfolio(11)


---------------

 (1) Incorporated herein by reference to Post-Effective Amendment No. 20 to Registrant's Registration Statement on Form N-1A, File Number 33-628, filed December 22, 1995.

 (2) Incorporated herein by reference to Post-Effective Amendment No. 22 to Registrant's Registration Statement on Form N-1A, File Number 33-628, filed April 30, 1997.

 (3) Incorporated herein by reference to Post-Effective Amendment No. 23 to Registrant's Registration Statement on Form N-1A, File Number 33-628, filed July 28, 1997.

 (4) Incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant's Registration Statement on Form N-1A, File Number 33-628, filed April 30, 1998.

 (5) Incorporated herein by reference to Post-Effective Amendment No. 25 to Registrant's Registration Statement on Form N-1A, File Number 33-628, filed May 18, 1998.

 (6) Incorporated herein by reference to Post-Effective Amendment No. 26 to Registrant's Registration Statement on Form N-1A, File Number 33-628, filed March 1, 1999.

 (7) Incorporated herein by reference to Post-Effective Amendment No. 81 to the Registration Statement on Form N-1A of Van Kampen Harbor Fund, File Number 2-12685, filed April 29, 1999.

 (8) Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant's Registration Statement on Form N-1A, File Number 33-628, filed April 27, 2000.

 (9) Incorporated herein by reference to Post-Effective Amendment No. 31 to Registrant's Registration Statement on Form N-1A, File Number 33-628, filed September 13, 2000.

(10) Incorporated herein by reference to Post-Effective Amendment No. 34 to Registrant's Registration Statement on Form N-1A, File 33-628, filed April 18, 2001.


(11)Incorporated herein by reference to Registrant's Registration Statement on Form N-14, File Number 333-76864, filed January 16, 2002.



ITEM 17.  UNDERTAKINGS.


     (1) The undersigned registrant agrees that prior to any public re-offering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the re-offering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees that, if the Reorganization discussed in the registration statement closes, the Registrant shall file with the Securities and Exchange Commission by post-effective amendment an opinion of counsel supporting the tax matters discussed in the registration statement.

                                   SIGNATURES


     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of Oakbrook Terrace and State of Illinois, on the 20th day of February, 2002.


                                          VAN KAMPEN LIFE INVESTMENT TRUST

                                          By       /s/ SARA L. BADLER
                                            ------------------------------------
                                                       Sara L. Badler
                                                    Assistant Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated, on February 20, 2002.


SIGNATURE                                                             TITLE
---------                                                             -----
       Principal Executive Officer:

       /s/ RICHARD F. POWERS, III*           President
------------------------------------------
          Richard F. Powers, III

       Principal Financial Officer:

          /s/ JOHN L. SULLIVAN*              Vice President, Treasurer and Chief Financial Officer
------------------------------------------
             John L. Sullivan

                Trustees:

          /s/ J. MILES BRANAGAN*             Trustee
------------------------------------------
            J. Miles Branagan

           /s/ JERRY D. CHOATE*              Trustee
------------------------------------------
             Jerry D. Choate

         /s/ LINDA HUTTON HEAGY*             Trustee
------------------------------------------
            Linda Hutton Heagy

          /s/ R. CRAIG KENNEDY*              Trustee
------------------------------------------
             R. Craig Kennedy

          /s/ MITCHELL M. MERIN*             Trustee
------------------------------------------
            Mitchell M. Merin

           /s/ JACK E. NELSON*               Trustee
------------------------------------------
              Jack E. Nelson

          /s/ PHILLIP B. ROONEY*             Trustee
------------------------------------------
            Phillip B. Rooney

           /s/ WAYNE W. WHALEN*              Trustee and Chairman
------------------------------------------
             Wayne W. Whalen

SIGNATURE                                                             TITLE
---------                                                             -----
         /s/ SUZANNE W. WOOLSEY*             Trustee
------------------------------------------
            Suzanne W. Woolsey

* Signed by Sara L. Badler pursuant to a power of attorney

            /s/ SARA L. BADLER               Attorney-in-Fact
------------------------------------------
              Sara L. Badler